Shartsis, Friese & Ginsburg LLP
				 One Maritime Plaza, 18th Floor
				  San Francisco, CA 94111
					 PHONE 415-421-6500
					  FAX 415-421-2922



					  January 27, 2000



VIA EDGAR



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attn: Thomas A. Jones, Esq.
	 Corey A. Jennings, Esq.

	Re:	VidaMed, Inc.
		Registration Statement on Form S-3
		File No. 333-80585

Ladies and Gentlemen:

	We refer to the referenced registration statement, which was filed with the Securities and Exchange Commission by VidaMed, Inc. ("VidaMed" or the "Registrant") on June 14, 1999 and last amended as of December 17, 1999.

	On behalf of VidaMed and pursuant to Rule 477 under the Securities Act of 1933, we hereby request the withdrawal of the registration statement. VidaMed has determined that it will not proceed with the registration and sale of its common stock as contemplated in that registration statement. In addition, no shares of common stock have been offered or sold pursuant to the registration statement.

	VidaMed requests that the Commission consent to this application on the grounds that withdrawal of the registration statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule
477.

	Please provide William J.P. Weiland, Esq., General Counsel of the Registrant, with a facsimile copy of the order granting withdrawal of registration statement as soon as it is available.
The facsimile number is (510) 492-4999.


	Should you need any additional information or have any questions regarding the matter, please contact me at (415) 421-
6500.

					Very truly yours,

					Shartsis, Friese & Ginsburg LLP

					By:	/s/ Carolyn R. Klasco
						----------------------
						Carolyn R. Klasco
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